

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

March 28, 2008

By U.S. Mail and facsimile

Ms. Janet Langford Kelly
Senior Vice President, General Counsel and Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

      **Re:**    **ConocoPhillips**
             **Preliminary Proxy Statement on Schedule 14A**
             **Filed March 20, 2008**
             **File No. 1-32395**

Dear Ms. Kelly:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Annual Election of Directors, page 13

General

1.      It appears that this proposal is asking the stockholders to vote on three separate matters involving amendments to your charter and bylaws: (1) declassifying your board of directors; (2) allowing directors to be removed without cause; and (3) allowing vacancies on the Board to be filled by stockholders if no directors

remain in office.  Revise your proxy statement and proxy card accordingly so that these matters may be separately considered and voted upon by your stockholders.

## Description of Amendment Generally, page 13

2.      You state that you believe that "the annual election of directors would increase the Board's accountability to stockholders."  Expand your discussion to explain how declassification would increase the Board's accountability.

## Filling of Director Vacancies by Stockholders, page 13

3.      You state that the proposed amendments to your restated certificate of incorporation and bylaws will provide for the filling of vacancies on the Board of Directors by stockholders if no directors remain in place. However, the language in Article FIFTH Section A of Appendix A, and Article III, Section 2 of Appendix B removes the ability of stockholders to fill vacancies.  Please advise.

## Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     Nathan Murphy (by facsimile, 281-293-4111)
       D. Levy